SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                      CALIFORNIA COASTAL COMMUNITIES, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.05 per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    500434303
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                    J.D. Dell
                        Lone Star Opportunity Fund, L.P.
                       600 North Pearl Street, Suite 1550
                               Dallas, Texas 75201
                                 (214) 754-8300
  -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 13, 2001
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 2 of 29 Pages
-------------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             LONE STAR SECURITIES FUND, L.L.C.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*                    OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                          [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
          BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                  785,100
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  785,100
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        785,100
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                              [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 3 of 29 Pages
-------------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LSOF INVESTMENTS, LLC
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*                    OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                          [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
          BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                  785,100
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  785,100
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        785,100
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                              [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 4 of 29 Pages
-------------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR SECURITIES LIMITED
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*                    OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        BERMUDA
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
          BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                  785,100
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  785,100
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        785,100
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                     [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 5 of 29 Pages
-------------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR OPPORTUNITY FUND, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*                    OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
          BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                  785,100
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  785,100
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        785,100
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                     [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 6 of 29 Pages
-------------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR PARTNER, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*                    OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
          BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                  785,100
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  785,100
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       785,100
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 7 of 29 Pages
-------------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR MANAGEMENT CO., LTD.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*                    OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                        [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
          BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                    785,100
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                    785,100
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        785,100
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 8 of 29 Pages
-------------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        HUDSON ADVISORS, L.L.C.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*                    OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                      [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
          BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                      785,100
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                      785,100
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        785,100
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 9 of 29 Pages
-------------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        HUDSON ADVISORS ASSOCIATES, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*                    OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                      [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
          BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                  785,100
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  785,100
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        785,100
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
         PN
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 10 of 29 Pages
-------------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        ADVISORS GENPAR, INC.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*                    OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                      [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
          BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                  785,100
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  785,100
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        785,100
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 11 of 29 Pages
-------------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JOHN P. GRAYKEN
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*                    OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                      [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        IRELAND
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
          BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
                                                  785,100
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  785,100
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        785,100
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
=============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 12 of 29 Pages
-------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

         This statement relates to the common stock, $0.05 par value per share (the "Common Stock"), of California Coastal Communities, Inc., a Delaware corporation ("CCC"). The address of the principal executive offices of CCC is 6 Executive Circle, Suite 250, Irvine California 92614.

ITEM 2.    IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Lone Star Securities Fund, L.L.C., a Delaware limited liability corporation ("Securities"). The managing member of Securities is LSOF Investments, LLC, a Delaware limited liability company ("Investments"). The sole member of Investments is Lone Star Securities Limited, a Bermuda exempted limited liability company ("LSS"). The sole shareholder of LSS is Lone Star Opportunity Fund, L.P., a Delaware limited partnership ("Lone Star"). The general partner of Lone Star is Lone Star Partner, L.P., a Delaware limited partnership ("Partner"). The general partner of Partner is Lone Star Management Co., Ltd., a Delaware corporation ("Management"). Hudson Advisors, L.L.C., a Texas limited liability company ("Hudson"), is the asset manager for Securities pursuant to an Asset Management Agreement and it manages, among other things, the Common Stock of CCC owned by Securities. Hudson Advisors Associates, L.P., a Texas limited partnership ("Associates"), is the majority owner of the membership interests of Hudson. Advisors GenPar, Inc., a Texas corporation ("Advisors"), is the general partner of Associates. John P. Grayken ("Grayken"), a citizen of Ireland, is the sole stockholder, sole director and President of Management and the sole stockholder and sole director of Advisors.

         The address of the principal offices and business address of Securities, Investments, Lone Star, Partner and Management is 600 North Pearl Street, Suite 1550, Dallas, Texas 75201. The address of the principal offices and business address of Hudson, Associates and Advisors is 600 North Pearl Street, Suite 1500, Dallas, Texas 75201. The address of the principal offices and business address of LSS is Clarendon House, Two Church Street, Hamilton HM 11 Bermuda. The business address of Grayken, is 50 Welbeck Street, London, United Kingdom, W1M7HE.

         Securities, Investments, LSS, Lone Star, Partner, Management, Hudson, Associates and Advisors (collectively, the "Lone Star Entities" and together with Grayken, the "Reporting Entities") are all part of a private investment partnership investing in a broad range of primarily real estate related investments. Lone Star's investors are primarily pension funds and other institutional investors. Grayken's principal occupation is serving in the aforementioned offices of Management.

         None of the Reporting Entities has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         None of the Reporting Entities has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Other Information
-----------------

           Attached as Schedule I hereto is a list of (a) the directors and executive officers of LSS, Management and Advisors and (b) the officers and members of Securities, Investments and Hudson which contains the following information with respect to each person:

           (i)    name;

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 13 of 29 Pages
-------------------------------------------------------------------------------

           (ii)   principal business address; and

           (iii)  present principal occupation or employment.

           None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person identified on Schedule I hereto is a United States citizen, other than Grayken, who is a citizen of Ireland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         From September 1997 until October 1998, Securities purchased an aggregate of 785,100 shares of CCC's Common Stock (the "Shares") in the open market. The aggregate cost of the Shares was $8,726,740. Such funds were provided by capital contributions from partners of Lone Star.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Securities initially acquired the Shares for investment purposes. The Reporting Entities may purchase additional shares of the CCC Common Stock or dispose of all or some of the Shares from time to time, in each case in open market or private transactions, or the Reporting Entities may continue to hold the Shares.

         Securities filed a Schedule 13G on October 21, 1998, and Amendment No. 1 to its Schedule 13G on June 2, 2000. However, the Reporting Entities no longer hold the CCC Shares in the ordinary course of business. This Schedule 13D filing which is made in lieu of the Reporting Entities' previous filing of Schedule 13G, results from the intention of the Reporting Entities to consider its investment in CCC on a continuing basis and take any actions it deems prudent in order to preserve or enhance the value of its investment in CCC. Depending on various factors including, without limitation, CCC's financial position and investment strategy, the outcome of the Bolsa Chica litigation, the price levels of its Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Entities may, among other things, communicate with other stockholders, make proposals to CCC concerning the operations of CCC, make offers to acquire any of the assets of CCC, purchase additional shares of CCC Common Stock or sell some or all of the Shares or change its intention with respect to any and all matters referred to in Item 4.

         Except as described herein, none of the reporting persons has any present plans or proposals that would result in or relate to any of the transaction enumerated in Item 4 of Schedule 13D, although each reserves the right to exercise any and all of their respective rights as a stockholder of CCC from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Entities each, directly or indirectly, beneficially owns and has the shared power to vote and dispose of 785,100 shares of Common Stock as described above (approximately 7.8% of the shares of Common Stock based on the information as to the number of shares of Common Stock outstanding on April 30, 2001, as reported in CCC's Quarterly Report on Form 10-Q for the period

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 14 of 29 Pages
-------------------------------------------------------------------------------

ended March 31, 2001). None of the Reporting Entities has effected any transaction in any shares of Common Stock during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described in this Schedule 13D, none of the Reporting Entities has any contracts, arrangements, understandings or relationships with any person with respect to any securities of CCC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated August 8, 2001, by and among Lone Star Securities Fund, L.L.C., Lone Star Investments, LLC, Lone Star Securities Limited, Lone Star Opportunity Fund, L.P., Lone Star Partner, L.P., Lone Star Management Co., Ltd., Hudson Advisors, L.L.C., Hudson Advisors Associates, L.P., Advisors GenPar, Inc. and John P. Grayken.

-------------------------------------------------------------------------------
CUSIP No.  500434303                   13D                  Page 15 of 29 Pages
-------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2001                  LONE STAR SECURITIES FUND, L.L.C.

                                      By:   LSOF Investments, LLC.
                                      its:  Managing Member

                                              By:   Lone Star Securities Limited
                                              its:   Sole Member

                                                     By:   Lone Star Opportunity Fund, L.P.
                                                     its:   Sole Shareholder

                                                              By:   Lone Star Partner, L.P.
                                                              its:   General Partner

                                                                       By:   Lone Star Management Co., Ltd.
                                                                       its:   General Partner

                                                                                By: /s/ J.D. Dell
                                                                                   -----------------------
                                                                                    J.D. Dell
                                                                                    Vice President



Date: August 7, 2001                               LSOF INVESTMENTS, LLC

                                                   By:   Lone Star Securities Limited
                                                   its:   Sole Member

                                                     By:   Lone Star Opportunity Fund, L.P.
                                                     its:   Sole Shareholder

                                                              By:   Lone Star Partner, L.P.
                                                              its:   General Partner

                                                                       By:   Lone Star Management Co., Ltd.
                                                                       its:   General Partner


                                                                                By: /s/ J.D. Dell
                                                                                   -----------------------
                                                                                    J.D. Dell
                                                                                    Vice President

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CUSIP No.  500434303                   13D                  Page 16 of 29 Pages
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Date: August 7, 2001         LONE STAR SECURITIES LIMITED

                             By:    Lone Star Opportunity Fund, L.P.
                             its:   Sole Shareholder

                                    By:        Lone Star Partner, L.P.,
                                    its:       General Partner

                                          By:  Lone Star Management Co., Ltd.,
                                          its: General Partner

                                               By:/s/ J.D. Dell
                                                  -----------------------
                                                  J.D. Dell
                                                  Vice President



Date: August 7, 2001         LONE STAR OPPORTUNITY FUND, L.P.

                             By:    Lone Star Partner, L.P.,
                             its    General Partner

                                    By:   Lone Star Management Co., Ltd.,
                                    its:  General Partner

                                          By:/s/ J.D. Dell
                                             ----------------------------------
                                             J.D. Dell
                                             Vice President



Date: August 7, 2001         LONE STAR PARTNER, L.P.

                             By:    Lone Star Management Co., Ltd.,
                             its:   General Partner

                                    By:/s/ J.D. Dell
                                       ----------------------------------------
                                       J.D. Dell
                                       Vice President

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CUSIP No.  500434303                   13D                  Page 17 of 29 Pages
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Date: August 7, 2001            LONE STAR MANAGEMENT CO., LTD.

                                By:/s/ J.D. Dell
                                   -------------------------------------------
                                   J.D. Dell
                                   Vice President




Date: August 7, 2001           HUDSON ADVISORS, L.L.C.

                                By:/s/ Robert J. Corcoran
                                   -------------------------------------------
                                   Robert J. Corcoran
                                   President



Date: August 7, 2001            ADVISORS GENPAR, INC.

                                By:/s/ J.D. Dell
                                   -------------------------------------------
                                   J.D. Dell
                                   Vice President



Date: August 7, 2001            HUDSON ADVISORS ASSOCIATES, L.P.

                                By:    Advisors GenPar, Inc.
                                its:   General Partner

                                       By:/s/J.D. Dell
                                          ------------------------------------
                                          J.D. Dell
                                          Vice President



Date: August 8, 2001            /s/ John P. Grayken
                                ----------------------------------------------
                                John P. Grayken

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CUSIP No.  500434303                   13D                  Page 18 of 29 Pages
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                                   SCHEDULE I
                                   ----------

Instruction C. Information for (a) the directors and executive officers of LSS, Management and Advisors and (b) the officers and members of Securities, Investments and Hudson.

                        OFFICERS AND MEMBER OF SECURITIES

Name:                                                   J.D. Dell

Present Principal Occupation or
Employment:                                             President

Business Address:                                       Lone Star Securities Fund, L.L.C.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Robert J. Corcoran

Present Principal Occupation or
Employment:                                             Vice President and Assistant Secretary

Business Address:                                       Lone Star Securities Fund, L.L.C .
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Louis Paletta

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       Lone Star Securities Fund, L.L.C .
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Benjamin D. Velvin, III

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       Lone Star Securities Fund, L.L.C.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201


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CUSIP No.  500434303                   13D                  Page 19 of 29 Pages
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Name:                                                   LSOF Investments, LLC

Present Principal Occupation or
Employment:                                             Managing Member

Business Address:                                       Lone Star Securities Fund, L.L.C.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201











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CUSIP No.  500434303                   13D                  Page 20 of 29 Pages
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                       OFFICERS AND MEMBER OF INVESTMENTS

Name:                                                   J.D. Dell

Present Principal Occupation or
Employment:                                             President

Business Address:                                       LSOF Investments, LLC
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Louis Paletta

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       LSOF Investments, LLC
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Benjamin D. Velvin, III

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       LSOF Investments, LLC
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Lone Star Securities Limited

Present Principal Occupation or
Employment:                                             Sole Member

Business Address:                                       Clarendon House
                                                        Two Church Street
                                                        Hamilton HM11 Bermuda
                                                        Dallas, Texas 75201

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CUSIP No.  500434303                   13D                  Page 21 of 29 Pages
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                          OFFICERS AND DIRECTORS OF LSS

Name:                                                   John P. Grayken

Present Principal Occupation or
Employment:                                             President and Director

Business Address:                                       50 Welbeck Street
                                                        London, United Kingdom
                                                        W1M 7HE

Name:                                                   J.D. Dell

Present Principal Occupation or
Employment:                                             Vice President and Director

Business Address:                                       Lone Star Securities Limited
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Louis Paletta

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       Lone Star Securities Limited
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Benjamin D. Velvin, III

Present Principal Occupation or
Employment:                                             Vice President and Director

Business Address:                                       Lone Star Securities Limited
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201


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CUSIP No.  500434303                   13D                  Page 22 of 29 Pages
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Name:                                                   Dawn C. Griffiths

Present Principal Occupation or
Employment:                                             Director

Business Address:                                       Lone Star Securities Limited
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Michael D. Thomson

Present Principal Occupation or
Employment:                                             Vice President and Director

Business Address:                                       Lone Star Securities Limited
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201




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CUSIP No.  500434303                   13D                  Page 23 of 29 Pages
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                      OFFICERS AND DIRECTORS OF MANAGEMENT


Name:                                                   John P. Grayken

Present Principal Occupation or
Employment:                                             President and Director

Business Address:                                       50 Welbeck Street
                                                        London, United Kingdom
                                                        W1M 7HE

Name:                                                   J.D. Dell

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       Lone Star Management Co., Ltd.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Louis Paletta

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       Lone Star Management Co., Ltd.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Benjamin D. Velvin, III

Present Principal Occupation or
Employment:                                             Vice President and Assistant Secretary

Business Address:                                       Lone Star Management Co., Ltd.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201


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CUSIP No.  500434303                   13D                  Page 24 of 29 Pages
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                       OFFICERS AND DIRECTORS OF ADVISORS

Name:                                                   Robert J. Corcoran

Present Principal Occupation or
Employment:                                             President

Business Address:                                       Advisors GenPar, Inc.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas  75201

Name:                                                   Benjamin D. Velvin, III

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       Advisors GenPar, Inc.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas  75201

Name:                                                   J.D. Dell

Present Principal Occupation or
Employment:                                             Vice President

Business Address:                                       Advisors GenPar, Inc.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas  75201

Name:                                                   John P. Grayken

Present Principal Occupation or                         Director
Employment:

Business Address:                                       Advisors GenPar, Inc.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas  75201


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CUSIP No.  500434303                   13D                  Page 25 of 29 Pages
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                          OFFICERS AND MEMBER OF HUDSON


Name:                                                   Robert J. Corcoran

Present Principal Occupation or
Employment:                                             President and Chief Financial Officer

Business Address:                                       Hudson Advisors, L.L.C.
                                                        600 North Pearl Street
                                                        Suite 1500
                                                        Dallas, Texas 75201

Name:                                                   J.D. Dell

Present Principal Occupation or
Employment:                                             Executive Vice President

Business Address:                                       Hudson Advisors, L.L.C.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Steven R. Shearer

Present Principal Occupation or                         Vice President
Employment:

Business Address:                                       Hudson Advisors, L.L.C.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

Name:                                                   Hudson Advisors Associates, L.P.

Present Principal Occupation or
Employment:                                             Managing Member
                                                        Hudson Advisors, L.L.C.
                                                        600 North Pearl Street
                                                        Suite 1550
                                                        Dallas, Texas 75201

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CUSIP No.  500434303                   13D                  Page 26 of 29 Pages
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                                  EXHIBIT INDEX



99.1 Joint Filing Agreement dated August 8, 2001, by and among Lone Star Securities Fund, L.L.C., Lone Star Investments, LLC, Lone Star Securities Limited, Lone Star Opportunity Fund, L.P., Lone Star Partner, L.P., Lone Star Management Co., Ltd., Hudson Advisors, L.L.C., Hudson Advisors Associates, L.P., Advisors GenPar, Inc. and John P. Grayken.